EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to April 1, 2022
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March 2, 2022	Transaction in Own Shares
March 3, 2022	Transaction in Own Shares
March 4, 2022	Transaction in Own Shares
March 7, 2022	Transaction in Own Shares
March 9, 2022	Transaction in Own Shares
March 11, 2022	Transaction in Own Shares
March 17, 2022	Transaction in Own Shares
March 18, 2022	Transaction in Own Shares
March 21, 2022	Transaction in Own Shares
March 25, 2022	Transaction in Own Shares
March 29, 2022	Transaction in Own Shares
March 30, 2022	Transaction in Own Shares
March 30, 2022	Transaction in Own Shares - replacement
March 31, 2022	Transaction in Own Shares
April 1, 2022	Transaction in Own Shares